UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13945

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In the matter of: BlackRock Fund Advisors; iShares Trust; iShares, Inc.; and BlackRock Investments, LLC	: : : : : : : : :

Amended and Restated Application to Amend Orders under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act

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All communications and orders to:

Ira P. Shapiro, Esq. BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105	Ira P. Shapiro, Esq. iShares Trust iShares, Inc. c/o BlackRock Fund Advisors 400 Howard Street San Francisco, CA 94105

and

James Smith

BlackRock Investments, LLC

525 Washington Boulevard, Suite 1405

Jersey City, NJ 07310

with copies to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Page 1 of 36 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on April 11, 2012

I.	INTRODUCTION

A.	Summary of the Application

In this application (the “Application”), BlackRock Fund Advisors (formerly, Barclays Global Fund Advisors) (“BFA” or the “Advisor”), iShares Trust (the “Trust”), iShares, Inc. (the “Corporation” and together with the Trust, the “Companies”) and BlackRock Investments, LLC (the “Distributor”) (collectively, the “Applicants”)1 apply for and request an order (the “Order”) of the Securities and Exchange Commission (“Commission”) to amend prior orders issued by the Commission under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

The requested Order would amend prior orders received by one or more of the Applicants that permit certain separate series of the Trust and Corporation (each, an “Index Fund”) to operate as what are commonly known as “exchange-traded funds” or “ETFs” (the “Prior Orders”).2 Each Index Fund covered by the Prior Orders is advised by BFA and seeks to track a

[1]

All existing entities that intend to rely on the Order (as defined) have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

[2]

Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), iShares Trust, et al., Investment Company Act Release No. 25111 (August 15, 2001) and iShares, Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001), each as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (October 5, 2004) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006) and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007).

particular benchmark index (an “Underlying Index”). The Prior Orders permit the Companies to offer Index Funds specifically described in the respective applications as well as additional series to be formed in the future (the “Future Funds” and together with the current Index Funds, the “Funds”) without the need for additional exemptive relief from the Commission, subject to certain conditions.3

Applicants represent that, and seek to amend the Prior Orders to require that, each Fund that seeks to track an Underlying Index will invest at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities (including depositary receipts and TBAs) and/or other assets (not including options, futures and swaps) that comprise its Underlying Index. In addition, each Fund that seeks to track an Underlying Index also may invest up to 20% of its total assets in futures, options on futures, options and swaps, cash, cash equivalents, other investment companies; and securities and other assets that are not components of its Underlying Index but which the Advisor believes will assist the Fund in tracking the performance of its Underlying Index.

Under the Prior Orders, no entity that creates, compiles, sponsors or maintains an Underlying Index may be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an

[3]

In order to clarify the scope of the Prior Orders, Applicants have filed an application (File No. 812-13810) proposing to amend the Prior Orders to the extent necessary to (1) permit a Fund to seek investment results that correspond generally to the performance of an Underlying Index whose component securities include short positions or to otherwise assume a short position in securities in furtherance of achieving the Fund’s investment objective and (2) expand each Fund’s ability to hold American Depositary Receipts and Global Depositary Receipts, including depositary receipts that are not sponsored or listed on a securities exchange, as described in such application.

affiliated person of an affiliated person, of the Advisor, the Companies, the Distributor or a promoter of the Index Funds.4 Applicants seek to amend the Prior Orders to (i) permit the Companies to offer Future Funds based on Underlying Indices created, compiled, sponsored and/or maintained by an affiliated person, or an affiliated person of an affiliated person, of the Advisor, the Companies, the Distributor or a promoter of the Funds (“BlackRock Indices” and each, a “BlackRock Index”), and (ii) permit existing Index Funds to change their respective investment objective of seeking to track a particular Underlying Index to seeking to track a particular BlackRock Index if deemed appropriate by the Advisor and the Board of Directors/Trustees of the respective Company.

Any Fund relying on the Order will operate pursuant to the terms and conditions required under the applicable Prior Orders, as well as the additional terms set out in this Application, including the following: (i) the Methodology (as defined below) and the composition of each BlackRock Index will be freely available to the public, as described below; (ii) any change to the Methodology will be announced at least sixty (60) days prior to becoming effective; (iii) any changes to constituents of and weightings of each BlackRock Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) with all such changes being made freely available to the public, as described below; and (iv) Applicants will have established and maintain Firewalls (as defined and described below).

[4]

See e.g., Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27608 (December 21, 2006) (notice relating to Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (January 17, 2007) (order)). The exact language of this limitation differs slightly among the Prior Orders.

Applicants submit the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In addition, Applicants submit that the terms of the proposed transactions contemplated by this Application are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered open-end management investment company concerned and are consistent with the general purposes of the Act.

All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the applications for the Prior Orders (the “Prior Applications”) and, except as specifically noted herein, all discussions contained in the Prior Applications relating to the operation of the Index Funds are equally applicable to any Future Funds.

B.	Comparability to Prior Commission Orders

The requested relief to permit a BlackRock Index to be the Underlying Index for a Fund is substantially similar to the relief granted by the Commission to other open-end management investment companies operated as ETFs. See In the Matter of Russell Investment Management Company, et al. (“Russell”), Investment Company Act Release Nos. 29655 (April 20, 2011) (notice) and 29671 (May 16, 2011) (order); In the Matter of Claymore Exchange-Traded Fund Trust, et al. (“Claymore”), Investment Company Act Release Nos. 29458 (October 7, 2010) (notice) and 29494 (November 2, 2010) (order); In the Matter of Van Eck Associates Corporation, et al. (“Van Eck”), Investment Company Act Release Nos. 29455 (October 1, 2010) (notice) and 29490 (October 26, 2010) (order); In the Matter of IndexIQ ETF Trust, et al. (“IndexIQ”), Investment Company Act Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order); In the Matter of HealthShares, Inc., et al. (“HealthShares”), Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549

(December 7, 2006) (order); and In the Matter of WisdomTree Investments Inc., et al. (“WisdomTree”), Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order).

II.	BACKGROUND

A.	The Applicants

iShares Trust. The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. The Trust is organized as a series fund with multiple separate Index Funds. The Trust currently offers and sells shares of certain Index Funds pursuant to a registration statement on Form N-1A.

iShares, Inc. The Corporation is a Maryland corporation registered with the Commission as an open-end management investment company. The Corporation is organized as a series fund with multiple separate Index Funds. The Corporation currently offers and sells shares of certain Index Funds pursuant to a registration statement on Form N-1A.

BlackRock Fund Advisors. The Advisor is registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and is a California corporation, with its principal office located in San Francisco, California. The Advisor is an indirect subsidiary of BlackRock, Inc. The Advisor currently serves as the investment adviser to each Index Fund, and the Advisor (or an entity controlled by or under common control with the Advisor (each such entity being included within the term “Advisor”)) will be the investment adviser to each Future Fund.

BlackRock Investments, LLC. The Distributor, a Delaware limited liability company and broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”), is the principal underwriter and distributor of Creation Unit Aggregations of Shares. The Distributor is affiliated with the Advisor and the BlackRock Index Provider.

B.	The BlackRock Indices and Licensing Arrangements

Each BlackRock Index will be a rules-based index comprised of equity and/or fixed income securities (including depositary receipts and TBAs) and/or other assets (not including options, futures and swaps).5 The index provider (the “BlackRock Index Provider”) will be a division or subsidiary of BlackRock, Inc. It will create, sponsor, compile and maintain each BlackRock Index. As discussed below, the BlackRock Index Provider will be an affiliated person of the Advisor and an affiliated person of an affiliated person of the Companies.6

The BlackRock Indices will be developed by the BlackRock Index Provider based on its own proprietary model employing its intellectual property and industry expertise. Each BlackRock Index will be compiled in accordance with a set of clearly defined criteria developed by the BlackRock Index Provider for determining when a security or other asset should be included or excluded from the BlackRock Index, and rules for the weightings of securities and/or other assets within the BlackRock Index (the “Methodology”).

The criteria to be developed by the BlackRock Index Provider with respect to certain BlackRock Indices may contain subjective elements similar to the subjective elements contained in other indices, such as the S&P 500 Index, including determinations of minimum market capitalization, investability, free-float size, market segment size, eligibility of specific investment types, and other factors. The inclusion of such subjective factors in the criteria developed by the BlackRock Index Provider should not prevent third parties from being able to determine BlackRock Index constituents and their weightings based on the Methodology because the Methodology (and any changes thereto) will be freely available to the public, as discussed below.

[5]	Except as specifically noted herein, a Fund’s use of an Underlying Index will be consistent with the terms and conditions required under the applicable Prior Orders, as such Orders may be amended.
[6]	See infra, notes 10 and 11.

Each BlackRock Index will be “transparent,” meaning (i) the Methodology and the composition of the BlackRock Index will be freely available to the public, as described below; (ii) any change to the Methodology will be announced at least sixty (60) days prior to becoming effective; (iii) any changes to constituents of and weightings of each BlackRock Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date; and (iv) all such changes will be made freely available to the public, as described below.

The Advisor will enter into a licensing agreement with the BlackRock Index Provider in respect of any BlackRock Index to be used as an Underlying Index for a Fund, and will pay any license fees owed to the BlackRock Index Provider in respect of a Fund. The Advisor, as permitted by the terms of the licensing agreement, will sub-license its rights under the agreement to each respective Fund at no cost to the Fund.

C.	The BlackRock Index Provider

1.	General

The BlackRock Index Provider will be solely responsible for all BlackRock Index compilation, maintenance, calculation, dissemination and reconstitution activities. The BlackRock Index Provider will implement the Methodology for each BlackRock Index, determine the number, type and weight of securities or other assets that will comprise each BlackRock Index and perform all other calculations necessary to determine the proper make-up of the BlackRock Index, including the reconstitutions for each BlackRock Index. Each BlackRock Index will be compiled and maintained solely in accordance with its Methodology. While the BlackRock Index Provider may modify the Methodology of a BlackRock Index, such changes will not take effect until the BlackRock Index Provider has given the investing public at least 60 days published notice that such changes are being planned to take effect.

The BlackRock Index Provider will calculate each BlackRock Index’s values and disseminate such values through an external publicly available website (the “Website”) and/or through one or more unaffiliated third party data providers, which are available to subscribers. BlackRock Index values on a total return basis will be disseminated on an end-of-day basis through the Website and/or such unaffiliated third party data provider(s). Price index values of each BlackRock Index will be calculated by the BlackRock Index Provider and disseminated every 15 seconds by an exchange or other service provider so that such index values are available in the market place. A “total return index value” reflects price appreciation (or depreciation) of the constituents plus reinvestment of dividends. A “price index value” reflects only price appreciation (or depreciation) of the constituents.

In addition to BlackRock Index values, other information about each BlackRock Index, including data on individual constituents of a BlackRock Index and weightings, as well as the Methodology applicable to each BlackRock Index used as an Underlying Index for a Fund, will be available on the Website.

2.	Component and Weighting Changes

In accordance with the Methodology, the BlackRock Index Provider will update each BlackRock Index on at least an annual basis (and in some cases on a more frequent specified periodic basis) to add or delete individual constituents of the BlackRock Index that have been selected or deleted pursuant to the Methodology after the close of trading on the date provided for in the relevant Methodology (each such date a “Reconstitution Date”) and to rebalance the constituents from time to time pursuant to the Methodology (each such occurrence a “Rebalance

Date”).7 For a BlackRock Index with more frequent reconstitution, individual constituents will be added or deleted pursuant to the applicable Methodology after the close of trading on the days specified in the Methodology. The BlackRock Index Provider will not disclose any information concerning the identity of constituents that have been added to, or deleted from, each BlackRock Index, or the weightings of such constituents, to the Advisor or the Companies or any other affiliated entities before such information is publicly disclosed on the Website or otherwise publicly disseminated. The BlackRock Index Provider, including the “Index Personnel” (the personnel of the BlackRock Index Provider who are responsible for creating, monitoring, calculating, maintaining and disseminating the BlackRock Indices), will be expressly prohibited from providing this information to any employees of the Advisor or its affiliates until such information is publicly disclosed on the Website or otherwise publicly disseminated. As employees of the BlackRock Index Provider, the Index Personnel (i) will not have any responsibility for the management of the Funds that seek to track a BlackRock Index, (ii) will be expressly prohibited from sharing the information described above with any employees of the Advisor or any subadviser, including those persons that have responsibility for the management of the Funds that seek to track BlackRock Indices and other client accounts that seek to track BlackRock Indices (“Client Accounts”) until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

[7]

BlackRock Indices may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each BlackRock Index will be made available on the Website and will also be disclosed in the relevant Fund’s Prospectus.

The new constituents to a BlackRock Index and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights after the close on each Reconstitution Date or Rebalance Date, before the opening on the next day to the general public and the Advisor (on behalf of the Funds). Again, neither the Advisor or any other person, whether affiliated or unaffiliated, will be provided with the BlackRock Index weightings and composition until such information is publicly disclosed on the Website or otherwise publicly disseminated.

Constituents may be added to and/or deleted from a BlackRock Index on a day other than the Reconstitution Date if there is a change to the applicable Methodology that results in such constituents being added to and/or deleted from the BlackRock Index. Changes to Methodologies resulting in the addition and/or deletion of constituents of the BlackRock Index on a day other than a Reconstitution Date should occur only infrequently, if at all. In addition, constituents may be added to and/or deleted from a BlackRock Index on a day other than the Reconstitution Date as a result of the occurrence of “corporate actions,” such as mergers or spin-offs. These additions and/or deletions will be implemented by the BlackRock Index Provider as soon as possible after the corporate action is announced. Except as described above, new constituents will not be added to any BlackRock Index other than on a Reconstitution Date.

As is the case with other index ETFs, each Fund that uses a BlackRock Index as its Underlying Index will make changes to its portfolio holdings in response to certain announced changes in its Underlying Index when the Advisor believes it is in the best interest of the Fund to do so. Additions to and deletions from a Fund’s portfolio holdings could be made (i) immediately or shortly after a change to the constituents of its BlackRock Index or relevant Methodology is announced, (ii) on or about the date the announced change to such constituents or Methodology is actually implemented by the BlackRock Index Provider, or (iii) any time thereafter. In determining whether and when to implement a change to a Fund’s portfolio holdings, the Advisor will consider the impact that such changes would have on the Fund’s tracking error against its Underlying Index, as well as brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency and cash flow.

D.	Transparency of the BlackRock Indices

The BlackRock Index Provider will describe the basic concept of each BlackRock Index and disclose the relevant Methodology on its Website. Changes to a Methodology will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the BlackRock Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and weightings of the securities or other assets that meet the selection criteria of a Methodology will be readily ascertainable by anyone, since the Methodology and any changes thereto will be freely available. The Index Personnel will not provide any employee or director of the BlackRock Index Provider (except other Index Personnel), the Advisor or the Companies with (i) notice of changes to a Methodology, (ii) any information concerning the identity of the securities or other assets that meet the selection criteria or (iii) constituents and weightings of a BlackRock Index, in each case, prior to making such information publicly available.

The Website will also include information designed to educate investors. Each business day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the constituents of each BlackRock Index and their respective weightings as of the close of the prior business day, the portfolio holdings held by each Fund that tracks a

BlackRock Index and their respective weightings (including, prior to the beginning of each trading day, the portfolio of each Fund on which net asset value (“NAV”) will be calculated at the end of the day), and each such Fund’s per share NAV, closing price and a calculation of the premium or discount of such price against such NAV, all as of the prior business day.

As noted above, changes to the constituents of a BlackRock Index made by the BlackRock Index Provider will be disclosed on the Website or otherwise publicly disseminated. Any such Website or other public disclosures will be made in such a manner that none of the employees of the BlackRock Index Provider (outside of Index Personnel), the Advisor or the Companies is notified of actions prior to the general investing public, except as described herein.

Applicants believe that each BlackRock Index will maintain transparency. The Methodology of each BlackRock Index used by a Fund and any changes thereto, as well as all components, weightings, additions and deletions to each such BlackRock Index will not only be publicly available, but will be publicly announced prior to any changes being made. Applicants assert that each BlackRock Index will be as transparent as any index used by other existing ETFs. For example, like the Russell 3000, Russell 2000 and Russell 1000 indices, created and owned by Russell Investments (the “Russell Indices”), each BlackRock Index will be created using a clearly defined Methodology that is freely available to the public.8

[8]	See the description of the Russell Index methodology at http://www.russell.com/indexes/about/construction_methodology/us/russell_us_indexes_methodology.asp.

E.	Relationship Between the Advisor and the BlackRock Index Provider

1.	Organizational Separation

While the Advisor and the BlackRock Index Provider will be affiliated persons of each other, they will be separate corporate and legal entities, and the Advisor will not exercise direct or indirect control over the BlackRock Index Provider. Personnel of the Advisor and the BlackRock Index Provider may share office space, but will be separated by walls or occupy separate floors. Further, personnel of the Advisor involved in the management of the Funds or Client Accounts (“Advisor Personnel”) and Index Personnel will be subject to the Firewalls discussed in Section II.E.2. below.

The Advisor and the BlackRock Index Provider will use computer systems that are designed to prevent access to the other’s employees and each will maintain its own books and records. Further, Advisor Personnel will not have access to files (paper, electronic or computer) that contain non-public, proprietary or confidential information of the BlackRock Index Provider.

2.	Information Barriers and Firewalls

In addition to organizational separation, both the Advisor and the BlackRock Index Provider will have in place informational and ethical barriers and related policies and procedures (collectively, “Information Barriers”) prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds, the Client Accounts or the administration of the

BlackRock Indices, as the case may be.9 The Information Barriers will treat communications and transactions among the Advisor, the BlackRock Index Provider, and their respective employees in exactly the same manner as communications and transactions with non-affiliated third parties. In addition, each of the Advisor and the BlackRock Index Provider will have procedures designed to monitor compliance with the Information Barriers.

The BlackRock Index Provider and the Advisor will adopt policies and procedures designed to prevent the Advisor, or any affiliated person of the Advisor or the Companies, from having any advantage over other market participants with respect to prior knowledge of constituents that may be added to or deleted from a BlackRock Index or from the portfolios of any Funds that track the BlackRock Indices (“Firewalls”). The Firewalls will specifically limit or prohibit communications between Index Personnel and Advisor Personnel and will provide that no communication may occur between any Index Personnel and Advisor Personnel that involves non-public, proprietary or confidential information concerning a BlackRock Index used as the Underlying Index for a Fund or Client Account, except as permitted under limited circumstances, as described below, or as permitted in meetings of the BlackRock Index Advisory Board.10 The Firewalls will also prohibit and be designed to prevent anyone, including Index

[9]

The Advisor has adopted a Code of Ethics as required by Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 and require reporting by Access Persons of personal securities transactions to a designated employee within the Advisor’s legal or compliance department. The Advisor has also adopted policies and procedures regarding the use of material non-public information as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information.

[10]

The BlackRock Index Advisory Board will be established to support and guide BlackRock Index development. The BlackRock Index Advisory Board will help ensure that the BlackRock Index family represents the most current tools for risk and return assessment. Members of the BlackRock Index Advisory Board will be selected based on expertise in the areas of money management, investment

Personnel, from disseminating or using non-public information about pending changes to constituents of a BlackRock Index or Methodologies, except as described herein. The Firewalls will require that the BlackRock Index Provider will disseminate information about the daily constituents of the BlackRock Indices to the Advisor, on behalf of the Funds and Client Accounts, and the public at the same time (except as described herein).

The Firewalls will specifically prohibit the Index Personnel from sharing any non-public information about the BlackRock Indices with personnel of the BlackRock Index Provider that do not have a bona fide need to know and Advisor Personnel. The BlackRock Index Provider, the Advisor and any subadviser, have or will have adopted policies, including Firewalls, that prohibit Advisor Personnel from sharing any non-public information about the management of the Funds and Client Accounts with personnel of the BlackRock Index Provider that do not have a bona fide need to know.

Except as permitted under the Firewalls, no Advisor Personnel will seek to obtain any non-public, proprietary or confidential information concerning a BlackRock Index used as the Underlying Index for a Fund, including, without limitation, information concerning a change being made in the Methodology of the BlackRock Index, a change being made in constituents of the BlackRock Index or a new composition being announced for the BlackRock Index, in each case prior to the public dissemination of such information. Notwithstanding the foregoing, products, indexing, and pension and retirements places, and may include Advisor Personnel and Index Personnel. The BlackRock Index Advisory Board will meet regularly to discuss economic and industry developments. While BlackRock Index Advisory Board members will provide insight on topics such as index methodology construction, effective index weighting systems and global market segmentation, they will not participate in security or asset selection for the BlackRock Indices, as the component selection process will follow a rules based methodology, as described above. BlackRock Index Advisory Board members will not receive specific notification of changes to index methodologies or constituents in advance of the public dissemination of such information.

Advisor Personnel may communicate with Index Personnel in the same manner as they would communicate with an unaffiliated index sponsor, including regarding:

(i)	the Methodology of a BlackRock Index in the same manner and of the same nature as they would communicate with an unaffiliated index sponsor (and they may receive information from Index Personnel that Index Personnel communicate to institutional investors generally);
(ii)	the pricing of a BlackRock Index or any other data generally available to a subscriber of a BlackRock Index;

(iii)	other matters that Index Personnel would disclose to or discuss with an unaffiliated third party; and

(iv)	information that has been made publicly available by the BlackRock Index Provider.

The Firewalls will also provide that Advisor Personnel and Index Personnel may not coordinate or seek to coordinate decision-making on the selection of any constituents of a BlackRock Index; provided, however, that this is not intended to prohibit communications between Advisor Personnel and Index Personnel conducted in the normal course of business on an arm’s length, non-preferred basis relating to a Fund, or new or potential index strategies, funds or financial products.

For the reasons discussed above, the Advisor will not be provided with, and may not seek, a preferential ability over other institutional investors to influence the Methodology for any BlackRock Index, or constituents of a BlackRock Index, and may not seek to, or be permitted to, influence the Methodology of any BlackRock Index in a manner that would disproportionately benefit the BlackRock organization.

F.	The Need for Exemptive Relief

Under the Prior Orders, no entity that creates, compiles, sponsors or maintains an Underlying Index may be an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Advisor, the Companies, the Distributor or any promoter of the Funds.11

The BlackRock Index Provider, which will create, compile, sponsor and maintain each BlackRock Index, will be an affiliated person of the Advisor and the Distributor,12 and an affiliated person of an affiliated person of the Companies.13 As a result, any Fund seeking to track a BlackRock Index would not be able to rely on the Prior Orders.

III.	IN SUPPORT OF THE APPLICATION

A.	Relief Requested Pursuant to Section 6(c)

Section 6(c) of the Act provides that the Commission, conditionally or unconditionally, may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of the Act, or rule thereunder, if and to the extent such exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

[11]	See supra, note 3.
[12]

Section 2(a)(3)(C) of the Act provides that any person directly or indirectly controlling, controlled by, or under common control with another person is an affiliated person of such person. The BlackRock Index Provider will be a division or subsidiary of BlackRock, Inc. As a result, either the BlackRock Index Provider will control the Advisor or the BlackRock Index Provider and the Advisor will be under the common control of BlackRock, thereby rendering the Advisor and the BlackRock Index Provider affiliated persons of each other under Section 2(a)(3)(C).

[13]

Section 2(a)(3)(E) of the Act provides, in part, that any investment adviser to an investment company is an affiliated person of the investment company. As a result, the Advisor is an affiliated person of each Company. Since the BlackRock Index Provider will be an affiliated person of the Advisor as described in note 10 above, it would be considered an affiliated person of an affiliated person of each Company under Section 2(a)(3). A Company may be deemed to be an affiliated person of the BlackRock Index Provider to the extent that it is considered to be under common control with the BlackRock Index Provider.

The Applicants believe that shares of each Fund relying on the Order would provide significant benefits to investors and that a grant of relief would be consistent with the standards set out in Section 6(c) of the Act. The Applicants believe that the operation of Funds relying on the Order would, among other things, provide investors with access to ETFs advised by the Advisor that track indices developed and maintained in accordance with BlackRock, Inc.’s and its affiliates’ (together, “BlackRock”) proprietary modeling and industry expertise.

BlackRock was founded in 1988 on the belief that experienced professionals using a disciplined investment process and sophisticated analytical tools can consistently add value to client portfolios. BlackRock’s experienced professionals include over 1,600 individuals dedicated to developing proprietary risk management systems and analytics that are integrated into BlackRock’s portfolio management process. BlackRock’s experienced professionals also include teams of research professionals. BlackRock’s dedicated equity research team consists of 37 individuals, including 19 with Ph.D. degrees, BlackRock’s dedicated fixed income research team consists of over 50 individuals and BlackRock-iShares’ dedicated global research and fixed income beta analytics team consists of four individuals, each with Ph.D. degrees. In addition, BlackRock-iShares’ Index Equity Research Group consists of six individuals, each with Ph.D. degrees, that manage the information, projections and corporate actions, and interpret the methodology changes, relating to the indices used as underlying indices for the iShares funds.

BlackRock and its predecessors have been managing index funds for many years. During that time period, BlackRock has participated on the Advisory Committees of most of the major index providers in the U.S. BlackRock’s experience in index fund management and knowledge of the asset management industry will enable it to build an index business which consists of high quality and efficient indexes that can be used by ETFs.

Applicants submit that the structure of any Fund seeking to rely on the Order is, or will be, substantially identical to the structure of the Index Funds currently trading and other existing index ETFs. Applicants also submit that the operation of any Fund seeking to rely on the Order, and such Fund’s arbitrage mechanism, for all practical purposes, is, or will be, identical to the operation and arbitrage mechanism of the Index Funds currently trading and other existing index ETFs. Further, Applicants submit that if the BlackRock Index Provider were not an affiliated person of the Advisor, or an affiliated person of an affiliated person of the Companies, (i) a Fund’s use of a BlackRock Index would be indistinguishable from the use of other Underlying Indices by Index Funds, and (ii) the BlackRock Index Provider would be viewed no differently than the existing index providers that create and license their intellectual property for use by various persons, including the Index Funds and other index ETFs. As discussed in more detail below, Applicants believe that the organizational separation between BFA and the BlackRock Index Provider and the Firewalls will allow the Advisor and the BlackRock Index Provider to operate independently of each other and in a manner substantially similar to investment advisers and index providers to other existing index ETFs. Applicants also note that BlackRock has experience in creating and maintaining organizational separation between different parts of its businesses. Given these safeguards, Applicants submit that the limitation in the Prior Orders relating to the use of an affiliated index provider is not necessary for the protection of investors.

Applicants further submit that the affiliation of an index provider with the investment adviser of an ETF and the ETF itself no longer presents a novel issue for the Commission as the

Commission has already granted similar orders to ETFs permitting the index provider to be affiliated with the ETF’s investment adviser. See Russell, Claymore, Van Eck, IndexIQ, HealthShares and WisdomTree. Applicants acknowledge that in the arrangement described in Russell, Claymore, Van Eck, IndexIQ, HealthShares and WisdomTree, the calculation, maintenance and dissemination of the proprietary index are performed by a calculation agent retained by the index provider that is not affiliated with the index provider, the investment adviser or the ETF, whereas in this Application, Applicants propose that such activities will be performed by the BlackRock Index Provider itself. Applicants submit that, due to the organizational separation and Firewalls discussed above and certain other representations made in this Application, the BlackRock Index Provider can and will function in a manner similar to the independent calculation agent contemplated in Russell, Claymore, Van Eck, IndexIQ, HealthShares and WisdomTree with respect to the calculation, maintenance and dissemination of each BlackRock Index. If the BlackRock Index Provider had to engage a separate calculation agent to perform these services for BlackRock Indices to be used by the Funds, there would be substantial inefficiencies, costs and administrative burdens. Applicants submit that the use of a calculation agent that is affiliated with BlackRock will benefit the Funds and their shareholders by allowing BlackRock to completely control the quality of the calculations of the BlackRock Indices as well as maintain the systems integrity and connectivity that will allow for more efficient index maintenance. Applicants also submit that the use of a calculation agent that is affiliated with BlackRock will minimize compatibility issues relating to the consumption of the index data into the relevant portfolio management systems in a way that will increase portfolio management efficiency for the Funds and reduce the possibility of operating errors. The benefits of using a calculation agent affiliated with BlackRock should outweigh the perception of conflicts of interest arising from the use of an affiliated calculation agent, which are no greater than those which could arise in the case of active management of ETFs. Accordingly, Applicants believe that the relief requested herein is substantially similar to the relief granted by the Commission in Russell, Claymore, Van Eck, IndexIQ, HealthShares and WisdomTree.

The restriction in the Prior Orders relating to affiliated index providers is based on concerns regarding certain conflicts of interest that could result if the entity that creates, compiles, sponsors and/or maintains the Underlying Index of a Fund is affiliated with the Advisor, the Companies, the Distributor or a promoter of the Fund. More specifically, the concern is that if the entity that creates, compiles, sponsors or maintains the Underlying Index with respect to a Fund is an affiliated person, it has the potential ability to manipulate the Underlying Index to the benefit or detriment of the Fund.

Applicants submit that this concern is not present in the instant situation. Neither the Advisor nor the BlackRock Index Provider will have the ability to manipulate a BlackRock Index tracked by a Fund to the benefit or detriment of the Fund for the following reasons: (i) the BlackRock Indices will maintain transparency, (ii) the Funds’ portfolios will be transparent, (iii) there will be organizational separation between the BlackRock Index Provider and BFA and (iv) the BlackRock Index Provider will adopt Firewalls designed to limit or prohibit communications between Advisor Personnel and Index Personnel.

Additionally, to reduce the risk of conflicts of interest further and to prevent the manipulation of a BlackRock Index, Applicants note that the Firewalls will require that BFA not be provided with, and may not seek, a preferential ability over other institutional investors to influence a Methodology, constituents or components of any BlackRock Index, and may not seek to influence a Methodology in a manner that would disproportionately benefit the BlackRock organization. Applicants also note that each BlackRock Index will be compiled and maintained solely in accordance with its Methodology, which will be published in the public domain. Further, any changes to a Methodology will not take effect until the BlackRock Index Provider has given the investing public at least sixty (60) days published notice that such changes will be implemented. Applicants also submit that in addition to precluding the manipulation of a BlackRock Index, the Firewalls will prevent the Advisor from receiving information regarding companies that may be added to or deleted from a BlackRock Index prior to the public dissemination of such information.

Since the issuance of the Prior Orders, the Commission has granted a number of applicants, including certain of the Applicants, exemptive relief to operate actively-managed ETFs.14 In granting this exemptive relief, the Commission has permitted the investment adviser to the ETF to select the individual securities and other assets of each ETF on a discretionary basis and without regard to the components of an Underlying Index. A condition to this relief is that the ETF must disclose daily on its website the identities and quantities of the portfolio securities and other assets held by the ETF that will form the basis for the ETF’s calculation of

[14]

See Eaton Vance Management, et al., Investment Company Act Release No. 29620 (March 30, 2011); iShares Trust, et al., Investment Company Act Release No. 29571 (January 24, 2011); SSgA Funds Management, Inc., et al., Investment Company Act Release No. 29524 (December 13, 2010); Van Eck Associates Corporation, et al., Investment Company Act Release No. 29496 (November 3, 2010); AdvisorShares Investments, LLC, et al., Investment Company Act Release No. 29291 (May 28, 2010); Claymore Exchange-Traded Fund Trust 3, et al., Investment Company Act Release No. 29271 (May 18, 2010); Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 28993 (November 10, 2009); WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008); Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008); WisdomTree Asset Management, Inc., et al., Investment Company Act Release No. 28471 (October 27, 2008); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008); and PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008). See also the ETF Rule, which included an exemption that would permit ETFs to operate as actively-managed ETFs.

net asset value at the end of the business day. Similarly, because each Fund will be a passively-managed index-based ETF that seeks to track a BlackRock Index that is fully transparent, as discussed above, each business day the Website will publish free of charge (or provide a link to another website that will publish free of charge) the portfolio holdings held by each Fund that tracks a BlackRock Index and their respective weightings as of the prior business day. Accordingly, given the exemptive relief granted relating to actively-managed ETFs, the limitation in the Prior Orders precluding affiliation between the Advisor and an index sponsor would appear to be less integral to the protection of investors, particularly given the presence of organizational separation and Firewalls designed to inhibit the ability of the Advisor and its affiliates to manipulate an Underlying Index.15

For all of the above reasons, Applicants submit that the concerns regarding any conflicts of interest that are presented in connection with the BlackRock Index Provider being an affiliated person of the Advisor, and an affiliated person of an affiliated person of the Companies, are appropriately mitigated. Applicants also submit that the organizational separation between the Advisor and the BlackRock Index Provider and the Firewalls described above, will enable the Advisor and the BlackRock Index Provider to operate in a manner no different than investment advisers and unaffiliated index providers to existing ETFs, including the Index Funds.

[15]

In addition, since the issuance of certain of the Prior Orders, the Commission has proposed a rule (the “ETF Rule”) that would provide an exemption from provisions of the Act and the rules thereunder to permit investment companies to operate as ETFs without obtaining individual exemptive orders. Exchange-Traded Funds, Investment Company Act Release No. 28193 (March 11, 2008). With respect to the portion of the proposed ETF Rule relating to index-based ETFs, the Commission stated that the rule would codify previous exemptive orders, the conditions of which “have effectively preserved the statutory purposes of the Act.” Id. at 13. While the proposed ETF Rule has not yet been adopted, Applicants note that the Commission did not distinguish between affiliated and non-affiliated index providers, and that the previous exemptive orders referenced by the Commission include WisdomTree. Accordingly, Applicants submit that the limitation in the Prior Orders relating to the use of an affiliated index provider should not be considered as necessary for the protection of investors.

As a result, with respect to the exemptive relief requested pursuant to Section 6(c) of the Act, Applicants submit that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Relief Requested Pursuant to Section 17(b)

With respect to the exemptive relief requested herein to amend Prior Orders in respect of the exemptions from Sections 17(a)(1) and 17(a)(2) of the Act granted therein, relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company (or an affiliated person of such a person), if the Commission finds that:

“the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”

The Applicants submit the planned operation of any Fund seeking to track a BlackRock Index meets the criteria for exemption set forth in Section 17(b) for the reasons set out in the Prior Applications and the reasons discussed above with respect to the relief sought pursuant to Section 6(c). The sale and redemption of Creation Unit Aggregations of any such Fund will be on the same terms for all investors and in all cases Creation Unit Aggregations will be sold and redeemed by the Fund at NAV. The Portfolio Deposit for any such Fund will be determined using procedures applicable to all investors, and affiliated persons of the Fund will not have any advantages over other shareholders.

IV.	REQUEST FOR ORDER

The Applicants hereby request that the Commission grant the Order to amend the Prior Orders pursuant to Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, as well as pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act. Applicants request that the Prior Orders be amended to delete the requirement that any Underlying Index for a Fund be created, compiled, sponsored and maintained by an entity that is not an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Advisor, the Companies, the Distributor or promoter of a Fund.

Applicants believe that the issuance of the Order would be consistent with Sections 6(c) and 17(b) of the Act, as discussed above.

V.	EXPRESS CONDITIONS OF THIS APPLICATION

The Applicants agree that any Order of the Commission granting the requested relief will subject the Applicants to the same conditions as those imposed by the Prior Orders.

VI.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Ira P. Shapiro, Esq.

BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

with a copy to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8297

VII.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

A.	BlackRock Fund Advisors

Ira P. Shapiro is authorized to sign and file this document on behalf of BLACKROCK FUND ADVISORS, as Advisor to iShares Trust and iShares, Inc. pursuant to the general authority vested in him as Managing Director.

BLACKROCK FUND ADVISORS

By:	/s/ Ira P. Shapiro
Name:	Ira P. Shapiro
Title:	Managing Director
Dated:	April 11, 2012

B.	iShares Trust and iShares, Inc.

Ira P. Shapiro, Vice President of iSHARES TRUST and of iSHARES, INC. (the “Companies”), is authorized to sign and file this document on behalf of the Companies pursuant to the following resolutions adopted by the Boards of Trustees/Directors of the Companies on August 4, 2011:

RESOLVED, that the proper officers of iShares Trust (the “Trust”) and iShares, Inc. (the “Corporation”) be, and they hereby are, authorized to prepare and execute on behalf of the Trust and the Corporation, and to file with the Securities and Exchange Commission an application, and any amendments thereto, requesting an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to (i) permit existing series of the Trust or Corporation (each, an “Index Fund”) that seek to track a particular benchmark index (an “Underlying Index”) to change their respective investment objective of seeking to track a particular Underlying Index to seeking to track a particular Underlying Index created, compiled, sponsored and/or maintained by an affiliated person, or an affiliated person of an affiliated person, of BlackRock Fund Advisors, the Index Funds’ investment adviser (the “Advisor”), the Trust, the Corporation, SEI Investments Distribution Co. or a promoter the Funds (as defined) (a “BlackRock Index”), if deemed appropriate by the Advisor and the Board of Trustees of the Trust or the Board of Directors of the Corporation, as applicable, and (ii) permit the Trust and the Corporation to offer additional series to be formed in the future (“Future Funds” and together with the current Index Funds, the “Funds”) that seek to track a particular BlackRock Index; and.

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said application as may be necessary or appropriate; that said application shall be executed by or on behalf of the Trust and the Corporation by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

iSHARES TRUST

By:	/s/ Ira P. Shapiro
Name:	Ira P. Shapiro
Title:	Managing Director
Dated:	April 11, 2012

iSHARES, INC.

By:	/s/ Ira P. Shapiro
Name:	Ira P. Shapiro
Title:	Managing Director
Dated:	April 11, 2012

C.	BlackRock Investments, LLC

Daniel Adams is authorized to sign and file this document on behalf of BLACKROCK INVESTMENTS, LLC, as Distributor for iShares Trust and iShares, Inc., pursuant to the general authority vested in him as Vice President.

BLACKROCK INVESTMENTS, LLC

By:	/s/ Daniel Adams
Name:	Daniel Adams
Title:	Vice President
Dated:	April 11, 2012

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application for an order for and on behalf of BLACKROCK FUND ADVISORS; that he is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ira P. Shapiro
Name: Ira P. Shapiro

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application for an order for and on behalf of iSHARES TRUST; that he is a Vice President of such company; and that all actions taken by the trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ira P. Shapiro
Name: Ira P. Shapiro

Verification of Application and Statement of Fact

State of California	)

) ss:

County of San Francisco	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application for an order for and on behalf of iSHARES, INC.; that he is a Vice President of such company; and that all actions taken by the directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Ira P. Shapiro
Name: Ira P. Shapiro

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended and Restated Application for an order for and on behalf of BLACKROCK INVESTMENTS, LLC; that he is a Vice President of such company; and that all actions taken by the sole managing member and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Daniel Adams
Name: Daniel Adams